EXHIBIT 99.1

Valour Launches Four New ETPs on Spotlight Stock Market: Mantra (OM), Tron (TRX), Stellar (XLM), and Tether Gold (XAUT)

•	Valour Expands Nordic Footprint with Four New Listings: Valour, a subsidiary of DeFi Technologies, has launched SEK-denominated ETPs for Mantra (OM), Tron (TRX), Stellar (XLM), and Tether Gold (XAUt) on Sweden's Spotlight Stock Market, broadening investor access to diversified digital asset exposure.
•	Exposure to Emerging Protocols and Tokenized Gold: These new ETPs provide regulated access to a range of assets - from tokenized gold to real-world asset protocols - serving growing investor demand for both traditional and next-generation blockchain applications.
•	On Track Toward 100 ETPs by Year-End: With these additions, Valour now offers over 70 digital asset ETPs across leading European exchanges, reinforcing its leadership in the market and accelerating progress toward its goal of 100 ETPs by the end of 2025.

TORONTO, June 18, 2025 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"), is pleased  to announce that its subsidiary, Valour Inc., and Valour Digital Securities Limited (together, "Valour"), a leading issuer of exchange traded products ("ETPs") has launched four new SEK-denominated ETPs on the Spotlight Stock Market in Sweden:

•	Valour Mantra (OM) SEK ETP - ISIN: CH1108679908
•	Valour Tron (TRX) SEK ETP - ISIN: CH1108679916
•	Valour Stellar (XLM) SEK ETP - ISIN: CH1108679973
•	Valour Tether Gold (XAUt) SEK ETP - ISIN: CH1108679981

These new listings further broaden Valour's presence in the Nordics and strengthen its mission to deliver secure, transparent, and regulated access to a diverse range of digital assets through traditional brokerage platforms.

About the Newly Listed ETPs

Valour Mantra (OM) ETP
Mantra is a leading protocol focused on real-world asset tokenization and compliant DeFi infrastructure. As institutional interest in tokenized financial products grows, OM plays a critical role in bridging traditional finance with on-chain applications.

Valour Tron (TRX) ETP
Tron is a high-performance, layer-1 blockchain known for its high throughput, low fees, and strong presence in DeFi and entertainment-focused applications. With billions of daily transactions and one of the largest stablecoin networks, Tron remains a top digital asset by market capitalization.

Valour Stellar (XLM) ETP
Stellar is a blockchain optimized for global payments and remittances. Its consensus protocol and low-cost transactions make it ideal for cross-border financial infrastructure, particularly in emerging markets and institutional settlement use cases.

Valour Tether Gold (XAUt) ETP
Tether Gold (XAUt) is a token backed by physical gold, offering the security of a hard asset with the accessibility of a digital token. The ETP provides investors with exposure to tokenized gold via a regulated, exchange-listed product, appealing to those seeking a hedge against inflation and fiat currency risk.

Each product can be purchased and sold through standard brokerage platforms, offering streamlined access for both retail and institutional investors. The management fee is 1.9% for OM, TRX, and XLM, while Tether Gold (XAUt) features a fee of 0.45%.

Executive Commentary

Johanna Belitz, Head of Nordics at Valour, commented:
"The launch of these four new products reflects our continued commitment to Nordic investors. We're seeing increased demand for diversified exposure - not only to large-cap crypto assets but also to gold-backed tokens and emerging protocols like Mantra. With the world's first ETP on Tether Gold, we're bridging traditional gold investment with the transparency and efficiency of blockchain. Our goal is to deliver that access in a simple, familiar, and fully regulated format."

Elaine Buehler, Head of Products at Valour, added:
"These new ETPs represent a major leap forward, not only offering access to leading digital assets like Tron and Stellar but also bridging real-world financial systems with next-gen blockchain protocols. What makes them extraordinary is their ability to unlock new markets - Mantra's tokenized real-world asset focus is revolutionizing compliance in DeFi, while Tether Gold offers a digital-native solution for investors seeking the stability of gold as a hedge against inflation."

With these new listings, Valour has now surpassed 70 digital asset ETPs - offering the most comprehensive lineup in Europe - and remains on pace to reach its goal of 100 ETPs by the end of 2025. These products are currently listed on major European exchanges including Spotlight (Sweden), Börse Frankfurt (Germany), and Euronext (Paris and Amsterdam), with continued expansion planned in additional global markets.

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to over sixty-five of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

About Reflexivity Research
Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Neuronomics AG
Neuronomics AG is a Swiss asset management firm specializing in AI-powered quantitative trading strategies. By integrating artificial intelligence, computational neuroscience and quantitative finance, Neuronomics delivers cutting-edge solutions that drive superior risk-adjusted performance in financial markets. For more information please visit https://www.neuronomics.com/

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the the listing of Valour Mantra (OM) ETP, Valour Tron (TRX) ETP, Valour Stellar (XLM) ETP and Valour Tether Gold (XAUt) ETP ; the development of the Mantra protocol, Tron blockchain, Stellar blockchain and Tether Gold token ; development of additional ETPs and the number of ETPs anticipated by end of 2025; investor confidence in Valour's ETPs; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour ETPs by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

View original content to download multimedia:https://www.prnewswire.com/news-releases/valour-launches-four-new-etps-on-spotlight-stock-market-mantra-om-tron-trx-stellar-xlm-and-tether-gold-xaut-302484950.html

SOURCE DeFi Technologies Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/June2025/18/c2672.html

%CIK: 0001888274

For further information: For further information, please contact: Olivier Roussy Newton, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 18-JUN-25